UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

Transaction in Own Shares

01 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 01 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/08/2023	620,500	£23.8800	£23.4700	£23.6308	LSE	GBP
01/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
01/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
01/08/2023	870,200	€28.2900	€27.6750	€27.9331	XAMS	EUR
01/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
01/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

02 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 02 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/08/2023	672,000	£23.5950	£23.1250	£23.3573	LSE	GBP
02/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
02/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
02/08/2023	973,000	€27.8600	€27.2500	€27.5394	XAMS	EUR
02/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
02/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

03 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 03 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/08/2023	577,700	£23.3750	£22.9050	£23.1734	LSE	GBP
03/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
03/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
03/08/2023	907,200	€27.5550	€27.0250	€27.2859	XAMS	EUR
03/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
03/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

04 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 04 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/08/2023	429,862	£23.8850	£23.4500	£23.6406	LSE	GBP
04/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
04/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
04/08/2023	628,888	€28.0250	€27.5900	€27.8229	XAMS	EUR
04/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
04/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

07 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 07 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/08/2023	320,363	£23.8550	£23.6550	£23.7479	LSE	GBP
07/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
07/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
07/08/2023	607,617	€28.0600	€27.8750	€27.9585	XAMS	EUR
07/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
07/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

08 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 08 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/08/2023	-	£0.0000	£0.0000	£0.0000	LSE	GBP
08/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
08/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
08/08/2023	297,000	€27.9200	€27.5200	€27.7475	XAMS	EUR
08/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
08/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

10 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 10 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/08/2023	1,280,000	£24.4000	£24.1500	£24.3108	LSE	GBP
10/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
10/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
10/08/2023	1,550,000	€28.6200	€28.3450	€28.5222	XAMS	EUR
10/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
10/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

11 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 11 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/08/2023	1,030,000	£24.1900	£23.9150	£24.0364	LSE	GBP
11/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
11/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
11/08/2023	1,280,000	€28.3650	€28.0550	€28.2027	XAMS	EUR
11/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
11/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

14 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 14 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/08/2023	745,000	£24.1050	£23.8600	£23.9482	LSE	GBP
14/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
14/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
14/08/2023	1,050,000	€28.3200	€28.0750	€28.1896	XAMS	EUR
14/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
14/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

14 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 14 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/08/2023	745,000	£24.1050	£23.8600	£23.9482	LSE	GBP
14/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
14/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
14/08/2023	1,050,000	€28.3200	€28.0750	€28.1896	XAMS	EUR
14/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
14/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

16 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 16 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/08/2023	750,000	£23.6400	£23.4300	£23.5308	LSE	GBP
16/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
16/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
16/08/2023	950,000	€28.0000	€27.7200	€27.8696	XAMS	EUR
16/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
16/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

17 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 17 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/08/2023	550,000	£23.7750	£23.5650	£23.6983	LSE	GBP
17/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
17/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
17/08/2023	825,000	€28.2600	€27.9950	€28.1666	XAMS	EUR
17/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
17/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

18 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 18 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/08/2023	662,037	£23.7400	£23.3150	£23.4945	LSE	GBP
18/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
18/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
18/08/2023	968,571	€28.1950	€27.7350	€27.9116	XAMS	EUR
18/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
18/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

21 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 21 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/08/2023	522,000	£23.9850	£23.6250	£23.7865	LSE	GBP
21/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
21/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
21/08/2023	802,000	€28.4700	€28.0650	€28.2401	XAMS	EUR
21/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
21/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

22 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 22 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/08/2023	627,400	£23.7900	£23.6100	£23.7256	LSE	GBP
22/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
22/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
22/08/2023	799,602	€28.3300	€28.0500	€28.2372	XAMS	EUR
22/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
22/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

23 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 23 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/08/2023	750,000	£23.7650	£23.4050	£23.5641	LSE	GBP
23/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
23/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
23/08/2023	925,000	€28.2550	€27.7700	€28.0021	XAMS	EUR
23/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
23/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

24 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 24 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/08/2023	557,000	£23.7450	£23.5550	£23.6570	LSE	GBP
24/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
24/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
24/08/2023	885,000	€28.1550	€27.8950	€28.0332	XAMS	EUR
24/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
24/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

25 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 25 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/08/2023	487,000	£23.9000	£23.7200	£23.8157	LSE	GBP
25/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
25/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
25/08/2023	738,400	€28.2950	€28.0800	€28.2021	XAMS	EUR
25/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
25/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

28 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 28 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/08/2023	-	£0.0000	£0.0000	£0.0000	LSE	GBP
28/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
28/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
28/08/2023	590,000	€28.4900	€28.2250	€28.3229	XAMS	EUR
28/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
28/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

29 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 29 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/08/2023	200,000	£24.1900	£24.0150	£24.0959	LSE	GBP
29/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
29/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
29/08/2023	921,000	€28.6300	€28.3800	€28.4739	XAMS	EUR
29/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
29/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction In Own Shares - complete

Transaction in Own Shares

30 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 30 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/08/2023	350,000	£24.2600	£24.0750	£24.1748	LSE	GBP
30/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
30/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
30/08/2023	550,000	€28.6350	€28.3950	€28.5290	XAMS	EUR
30/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
30/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction In Own Shares - complete

Transaction in Own Shares

31 August 2023

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 31 August 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/08/2023	590,000	£24.3550	£24.1350	£24.2071	LSE	GBP
31/08/2023	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
31/08/2023	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
31/08/2023	710,000	€28.8000	€28.5350	€28.6352	XAMS	EUR
31/08/2023	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
31/08/2023	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 July 2023.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 27 July 2023 up to and including 27 October 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 4, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary